[COMPANY LETTERHEAD]

April 15, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Cash, Accounting Branch Chief

Re:	Church & Dwight Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 20, 2015
File No. 1-10585

Dear Mr. Cash:

Set forth below are the responses of Church & Dwight Co., Inc. (the “Company”) to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) in the Staff’s comment letter, dated April 9, 2015, addressed to Matthew T. Farrell, Chief Financial Officer of the Company. For your convenience, we have repeated each of the Staff’s numbered comments in italics followed by the Company’s responses. Capitalized terms used but not defined herein shall have the meanings set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results, page 40 Segment Results, page 42

1.	In future filings, please quantify the impact of factors disclosed as materially impacting the line items comprising gross profit and operating costs for each period presented at the consolidated level and income before taxes at the segment levels. Examples of factors disclosed without quantification include:

•	Gross margin was lower due to higher trade promotion, coupon, slotting, commodity costs and currency fluctuations, partially offset by the positive impact of productivity improvement.

•	SG&A expenses for 2014 were $394.8, a decrease of $21.2 as compared to 2013 due primarily to lower compensation costs and employee benefit costs, lower legal costs, lower intangible asset impairment charges and lower cease use charges associated with the Company’s Princeton, New Jersey leased buildings, partially offset by higher intangible amortization expense, in part due to the Lil’ Drug Store Brands Acquisition.

•	Consumer Domestic income before income taxes for 2014 was $502.8, a $1.8 increase compared to 2013. The increase is due to higher sales volumes, manufacturing costs

U.S. Securities and Exchange Commission

April 15, 2015

savings resulting from productivity improvement projects and lower SG&A costs, partially offset by the impact of introductory and higher trade promotion, coupon and marketing costs in support of new product launches and existing products, higher commodity costs and an intangible asset impairment charge.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Beginning with the first quarter 2015 Form 10-Q, the Company will provide enhanced quantification of the material changes that impact gross profit/margin and operating costs for each period presented at the consolidated level and income before taxes at the segment levels.

Liquidity and Capital Resources, page 46

2.	In future filings, please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K.

Beginning with the first quarter 2015 Form 10-Q, the Company will provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In addition, the Company will explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.

In connection with this response letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

April 15, 2015

We look forward to discussing with you any additional questions you may have regarding the Company’s filing. Please do not hesitate to call me at 609-806-3368.

Very truly yours,

/s/ Matthew T. Farrell

Matthew T. Farrell

Executive Vice President, Chief Operating Officer and Chief Financial Officer

Church & Dwight Co., Inc.

cc:	Patrick D. de Maynadier, Church & Dwight Co., Inc.